UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports Third Quarter 2024 Results

Consolidated

•	Revenue and Operating Segment Income (“OSI”) declined by 6.4% and 4.7%, respectively, translating into a 37.1% margin.

•	During the third quarter of 2024, Operating Cash Flow (“OCF”)[1], increased by 6.8%, for a 21.5% margin.

•	During the first nine months of 2024, OCF grew by 26.8%, representing a 24.1% margin.

Cable

•	Passed 86 thousand additional homes with fiber-to-the-home (“FTTH”) during the quarter, reaching close to 19.9 million homes passed with our network.

•	Broadband subscribers of 5.7 million increased by 11.3 thousand as we keep focusing on value customers and working on churn reduction.

•	Revenue fell by 3.9% mainly due to the decline in our Enterprise Operations revenue.

•	OSI margin of 39.4% incorporates savings from the efficiency measures implemented at our Cable segment.

Sky

•	Total RGUs of 5.3 million, with 270 thousand net-disconnections.

•	Revenue declined by 13.2% driven by an RGU base decrease of 15.0%.

Earnings Call Date and Time: Friday, October 25, 2024, at 11:00 A.M. ET.

Conference ID # is 9281169

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 12:00 P.M. ET with the access code #8286175 on October 25th and will end at midnight on November 8th.

1 OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of September 30, 2024 and December 31, 2023, and for the nine months ended September 30, 2024 and 2023.

Consolidated Results

Mexico City, October 24, 2024 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced that its Board of Directors (the “Board”) approved a proposal of Mr. Emilio Azcárraga Jean, Executive Chairman of the Board, to take an administrative leave, effective immediately, pending resolution of the investigation by the Department of Justice into certain FIFA-related activity, as previously announced on August 30, 2024. The Company is continuing to cooperate with the investigation.

In addition, the Company announced results for the third quarter of 2024. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The financials statements have been adjusted to reflect the impact of the spin-off of the Company for the incorporation of Ollamani S.A.B., which took place on January 31, 2024. Results from the Other Businesses segment’s assets that were spun-off are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2024 and 2023, in millions of Mexican pesos:

	3Q’24	Margin	3Q’23	Margin	Change
		%		%	%
Revenues	15,362.8	100.0	16,416.0	100.0	(6.4)
Operating segment income (1)	5,717.1	37.1	5,998.4	36.5	(4.7)

(1) The operating segment income margin is calculated as a percentage of segment revenues.

Revenues decreased by 6.4% to Ps.15,362.8 million in the third quarter of 2024, compared with Ps.16,416.0 million in the third quarter of 2023. This decline was driven mainly by the revenue decrease of 13.2% at Sky. Operating segment income fell by 4.7%, translating into a 37.1% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2024 and 2023, in millions of Mexican pesos:

	3Q’24	Margin %	3Q’23	Margin %	Change %
Revenues	15,362.8	100.0	16,416.0	100.0	(6.4)
Net income (loss)	670.5	4.4	(1,051.6)	(6.4)	n/a
Net income (loss) attributable to stockholders of the Company	666.5	4.3	(918.5)	(5.6)	n/a
Segment revenues	15,406.5	100.0	16,444.3	100.0	(6.3)
Operating segment income (1)	5,717.1	37.1	5,998.4	36.5	(4.7)

(1) The operating segment income margin is calculated as a percentage of segment revenues.

Net income or loss attributable to stockholders of the Company changed by Ps.1,585.0 million, to a net income of Ps.666.5 million, in the third quarter of 2024, from a net loss of Ps.918.5 million in the third quarter of 2023.

This favorable change reflected (i) a Ps.339.0 million increase in operating income before other expense; (ii) a Ps.407.3 million decrease in other expense, net; (iii) a Ps.1,147.3 million increase in share of income of associates and joint ventures, net; and (iv) a Ps.698.0 million decrease in income taxes.

These favorable variances were partially offset by (i) a Ps.614.9 million increase in finance expense, net; (ii) a Ps.254.6 million decrease in income from discontinued operations; and (iii) a Ps.137.1 million change in net income or loss attributable to non-controlling interests.

Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2024 and 2023, for each of our business segments. Consolidated results for the third quarter of 2024 and 2023 are presented in millions of Mexican pesos.

Revenues	3Q’24%		3Q’23%		Change %
Cable	11,675.4	75.8	12,147.8	73.9	(3.9)
Sky	3,731.1	24.2	4,296.5	26.1	(13.2)
Segment Revenues	15,406.5	100.0	16,444.3	100.0	(6.3)
Intersegment Operations (1)	(43.7)		(28.3)
Revenues	15,362.8		16,416.0		(6.4)

Operating Segment Income (2)	3Q’24	Margin %	3Q’23	Margin %	Change %
Operating Segment Income	5,717.1	37.1	5,998.4	36.5	(4.7)
Corporate Expenses	(61.2)	(0.4)	(163.0)	(1.0)	62.5
Depreciation and Amortization	(4,907.5)	(31.9)	(5,457.5)	(33.2)	10.1
Other expense, net	(319.3)	(2.1)	(726.6)	(4.4)	56.1
Intersegment Operations (1)	(64.4)	(0.4)	(32.9)	(0.2)	n/a
Operating Income (loss)	364.7	2.4	(381.6)	(2.3)	n/a

(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.

(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable Operating Metrics

Total net disconnections for the quarter were 19.6 thousand RGUs mainly because we lost 55.5 thousand video subscribers. We also had 4.4 thousand mobile net disconnections, ending the quarter with close to 323.0 thousand mobile subscribers. On the other hand, broadband net additions were 11.3 thousand, mostly in line with the average of the last two quarters.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2024 and 2023.

RGUs	3Q’24 Net Adds	3Q’24	3Q’23
Video	(55,479)	3,941,178	4,059,390
Broadband	11,345	5,711,169	5,677,836
Voice	28,965	5,418,270	5,350,757
Mobile	(4,449)	322,957	299,292
Total RGUs	(19,618)	15,393,574	15,387,275

Sky Operating Metrics

During the quarter, Sky had close to 270 thousand RGUs disconnections, mainly driven by the loss of 217.0 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Sky as of September 30, 2024 and 2023.

RGUs	3Q’24 Net Adds	3Q’24	3Q’23
Video	(216,966)	4,927,928	5,697,947
Broadband	(49,295)	389,305	544,954
Voice	(29)	236	365
Mobile	(3,563)	15,523	32,514
Total RGUs	(269,853)	5,332,992	6,275,780

Revenues and Operating Segment Income

Third quarter segment revenues decreased by 6.3% to Ps.15,406.5 million compared with Ps.16,444.3 million in the third quarter of 2023. Revenues in our MSO operations fell by 1.6%, mainly driven by a lower video subscriber base. Revenues in our Enterprise Operations decreased by 22.6% as we didn’t renew an important government contract during the quarter. Finally, Sky’s revenues declined by 13.2%, driven by the year-on-year RGUs decrease.

Third quarter operating segment income decreased by 4.7% to Ps.5,717.1 million compared with Ps.5,998.4 million in the third quarter of 2023. The margin reached 37.1%, increasing by around 60 basis points year-on-year due to the efficiency measures that have been implemented over the last few quarters. The OSI margin for our Cable segment was 39.4% during the third quarter.

The following table presents third-quarter consolidated results ended September 30, 2024 and 2023, for each of our business segments. Consolidated results for the third quarter of 2024 and 2023 are presented in millions of Mexican pesos.

Revenues Millions of Mexican pesos	3Q’24	3Q’23	Change %
MSO Operations (1)	10,654.5	10,829.6	(1.6)
Enterprise Operations (1)	1,020.9	1,318.2	(22.6)
Cable	11,675.4	12,147.8	(3.9)
Sky	3,731.1	4,296.5	(13.2)
Segment Revenues	15,406.5	16,444.3	(6.3)
Operating Segment Income	5,717.1	5,998.4	(4.7)
Margin (%)	37.1	36.5

(1) Revenue results for our MSO and Enterprise operations include consolidation adjustments.

Corporate Expense

Corporate expense decreased by Ps.101.8 million, or 62.5%, to Ps.61.2 million in the third quarter of 2024, from Ps.163.0 million in the third quarter of 2023. The decrease reflected primarily a decrease in share-based compensation and corporate expenses.

Share-based compensation expense in the third quarter of 2024 and 2023 amounted to Ps.110.2 million and Ps.164.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.407.3 million or 56.1%, to Ps.319.3 million in the third quarter of 2024, from Ps.726.6 million in the third quarter of 2023. This decrease reflected primarily a decrease in non-recurring severance expense in connection with headcount reductions in our Cable and Sky segments. This favorable variance was partially offset by (i) the absence in the third quarter of 2024 of interest income for asset tax recovery from prior years that we recognized in the third quarter of 2023; and (ii) an increase in loss on disposal of property and equipment.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended September 30, 2024 and 2023.

Other (Expense) Income, Net	3Q’24	3Q’23
Cash	(314.8)	(911.6)
Non-cash	(4.5)	185.0
Total	(319.3)	(726.6)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended September 30, 2024 and 2023.

	3Q’24	3Q’23	Favorable (Unfavorable) Change
Interest expense	(2,064.9)	(1,549.8)	(515.1)
Interest income	879.0	751.9	127.1
Foreign exchange (loss) gain, net	(294.8)	54.9	(349.7)
Other finance income, net	221.4	98.6	122.8
Finance expense, net	(1,259.3)	(644.4)	(614.9)

Finance expense, net, increased by Ps.614.9 million, or 95.4%, to a Ps.1,259.3 million in the third quarter of 2024, from Ps.644.4 million in the third quarter 2023.

This increase reflected:

(i)	a Ps.515.1 million increase in interest expense, primarily in connection with the absence in the third quarter of 2024 of a net finance income related to the repurchase and prepayment of long-term debt in the third quarter of 2023, which was partially offset by lower interest expense resulting primarily from a lower average principal amount of debt in the third quarter of 2024; and

(ii)	a Ps.349.7 million unfavorable change in foreign exchange gain or loss, net, resulting primarily from a 7.2% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar net liability position in the third quarter of 2024, compared with a 1.6% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar net asset position in the third quarter of 2023.

These unfavorable variances were partially offset by (i) a Ps.127.1 million increase in interest income, explained primarily by a higher average amount of cash and cash equivalents; and (ii) a Ps.122.8 million increase in other finance income, net, resulting from a higher gain in fair value of our derivative contracts in the third quarter of 2024.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.1,147.3 million, to Ps.1,736.1 million in the third quarter of 2024, from Ps.588.8 million in the third quarter of 2023. This increase reflected primarily an increase in our share of income of TelevisaUnivision.

Income Taxes

Income taxes decreased by Ps.698.0 million, to Ps.171.0 million in the third quarter of 2024, from Ps.869.0 million in the third quarter of 2023. This decrease reflected primarily the absence in the third quarter of 2024 of a non-cash income tax expense recognized in the third quarter of 2023 in connection with income taxes from prior years.

Income from Discontinued Operations, Net

In connection with the spin-off of businesses of our former Other Businesses segment (the “Spun-off Businesses”) on January 31, 2024, we began presenting the results of operations of the Spun-off Businesses as income from discontinued operations in our consolidated statements of income for the month ended January 31, 2024, and for any comparative prior period.

We did not recognize any income from discontinued operations in the third quarter of 2024. Income from discontinued operations, net, amounted to Ps.254.6 million in the third quarter of 2023, reflecting the consolidated net income of our Spun-off Businesses for the three months ended September 30, 2023.

Net income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.137.1 million to a net income attributable to non-controlling interests of Ps.4.0 million in the third quarter of 2024, compared with a net loss attributable to non-controlling interests of Ps.133.1 million in the third quarter of 2023. This change reflected primarily a net income attributable to non-controlling interests in our Cable segment.

Capital Expenditures

During the third quarter of 2024, we invested approximately U.S.$128.1 million (Ps.2,426.6 million) in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures for the third quarter of 2024 and 2023.

Capital Expenditures	3Q’24 (Millions of U.S. Dollars)	3Q’24 (Millions of Mexican Pesos)	3Q’23 (Millions of U.S. Dollars)	3Q’23 (Millions of Mexican Pesos)
Cable	115.3	2,182.5	141.0	2,407.2
Sky	11.4	216.7	28.4	484.3
Corporate assets	1.4	27.4	2.1	36.4
Continuing operations	128.1	2,426.6	171.5	2,927.9
Discontinued operations	-	-	15.1	257.7
Total	128.1	2,426.6	186.6	3,185.6

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of September 30, 2024 and December 31, 2023. Amounts are stated in millions of Mexican pesos.

	September 30, 2024	December 31, 2023	(Decrease) Increase
Current portion of long-term debt	4,285.7	9,988.0	(5,702.3)
Long-term debt, net of current portion	94,254.4	78,547.9	15,706.5
Total debt (1)	98,540.1	88,535.9	10,004.2
Current portion of long-term lease liabilities	1,175.0	1,280.9	(105.9)
Long-term lease liabilities, net of current portion	4,161.6	6,010.6	(1,849.0)
Total lease liabilities	5,336.6	7,291.5	(1,954.9)
Total debt and lease liabilities	103,876.7	95,827.4	8,049.3

(1) As of September 30, 2024 and December 31, 2023, total debt is presented net of finance costs in the amount of Ps.1,281.6 million and Ps.1,263.8 million, respectively.

As of September 30, 2024, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.60,028.9 million. The non-current investments in financial instruments amounted to an aggregate of Ps.2,814.1 million as of September 30, 2024.

Shares Outstanding

As of September 30, 2024 and December 31, 2023, our shares outstanding amounted to 313,238.6 million and 323,976.5 million shares, respectively, and our CPO equivalents outstanding amounted to 2,677.3 million and 2,769.0 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2024 and December 31, 2023, the GDS (Global Depositary Shares) equivalents outstanding amounted to 535.5 million and 553.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Sustainability

We published our 2023 Sustainability Report "Connecting to thrive" last July, which details our ESG strategy, consisting of 4 pillars: climate-resilient connections, digital inclusion, empowering people and leading by example, framing our initiatives to create a positive impact in our business and the world. Through our diverse portfolio of services, we enable connectivity and fulfill our purpose "Connecting people to what matters most to them".

The Company maintained its "BBB" rating in MSCI. Additionally, compared with the results from 2023, we increased our overall score in the S&P Global ESG Score by 7 points, driven by an improvement in the Governance and Social dimensions. Grupo Televisa has been included for the ninth consecutive year in the FTSE4Good Indexes, which are designed to measure the performance of companies demonstrating specific Environmental, Social and Governance (ESG) practices, this year we have been included in three different indexes: FTSE4Good All-World Index, FTSE4Good Emerging, and FTSE4Good Emerging Latinamerica. Finally, we completed this year's CDP questionnaire, CDP is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts, and we expect the results of this assessment later this year.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2023, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well as other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations

www.televisair.com.mx

Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx

Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx

Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

GRUPO TELEVISA, S.A.B.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Millions of Mexican Pesos)

	September 30,		December 31,
	2024		2023
	(Unaudited)		(Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	41,033.7	Ps.	32,586.4
Trade accounts receivable, net		7,664.4		8,131.5
Other accounts receivable, net		274.0		339.6
Income taxes receivable		6,298.1		6,380.9
Other receivable taxes		4,944.1		6,304.2
Derivative financial instruments		1,147.7		251.7
Due from related parties		426.7		1,450.2
Transmission rights		1,260.1		1,725.6
Inventories		565.6		1,261.3
Contract costs		1,994.5		2,011.5
Other current assets		2,456.9		1,661.6
Total current assets		68,065.8		62,104.5

Non-current assets:
Trade accounts receivable, net of current portion		482.2		428.7
Due from related party		5,028.6		4,630.5
Derivative financial instruments		497.2		-
Transmission rights		66.7		641.2
Investments in financial instruments		2,814.1		2,586.6
Investments in associates and joint ventures		45,771.0		43,427.6
Property, plant and equipment, net		65,396.1		77,848.6
Investment property, net		2,727.4		2,790.2
Right-of-use assets, net		4,151.2		6,085.9
Intangible assets, net		40,725.5		40,389.8
Deferred income tax assets		20,548.2		18,203.1
Contract costs		3,144.8		3,318.7
Other assets		149.9		214.9
Total non-current assets		191,502.9		200,565.8
Total assets	Ps.	259,568.7	Ps.	262,670.3

GRUPO TELEVISA, S.A.B.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Millions of Mexican Pesos)

	September 30,		December 31,
	2024		2023
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	4,285.7	Ps.	9,988.0
Interest payable		1,365.9		1,506.8
Current portion of lease liabilities		1,175.0		1,280.9
Trade accounts payable and accrued expenses		13,065.0		12,861.1
Customer deposits and advances		1,267.6		1,391.5
Current portion of deferred revenue		287.7		287.7
Income taxes payable		791.7		774.4
Other taxes payable		2,828.7		2,948.1
Employee benefits		1,506.6		1,563.9
Due to related parties		282.4		579.0
Other current liabilities		1,161.1		1,709.4
Total current liabilities		28,017.4		34,890.8
Non-current liabilities:
Long-term debt, net of current portion		94,254.4		78,547.9
Lease liabilities, net of current portion		4,161.6		6,010.6
Deferred revenue, net of current portion		4,674.6		4,890.3
Deferred income tax liabilities		1,921.2		1,053.5
Post-employment benefits		672.6		733.1
Other long-term liabilities		3,399.8		1,871.6
Total non-current liabilities		109,084.2		93,107.0
Total liabilities		137,101.6		127,997.8

EQUITY
Capital stock		3,933.5		4,722.8
Additional paid-in capital		13,359.5		15,889.8
		17,293.0		20,612.6
Retained earnings:
Legal reserve		1,798.4		2,139.0
Unappropriated earnings		119,472.6		126,684.0
Net income (loss) for the period		1,592.7		(8,422.7)
		122,863.7		120,400.3
Accumulated other comprehensive loss, net		(12,042.2)		(9,866.8)
Shares repurchased		(14,911.1)		(11,865.7)
		95,910.4		98,667.8
Equity attributable to stockholders of the Company		113,203.4		119,280.4
Non-controlling interests		9,263.7		15,392.1
Total equity		122,467.1		134,672.5
Total liabilities and equity	Ps.	259,568.7	Ps.	262,670.3

GRUPO TELEVISA, S.A.B.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
		2024		2023 (1)		2024		2023 (1)
		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	Ps.	15,362.8	Ps.	16,416.0	Ps.	47,034.5	Ps.	49,863.0
Cost of revenues		9,944.3		11,071.6		30,862.8		32,584.0
Selling expenses		2,131.4		2,065.7		6,685.5		6,364.0
Administrative expenses		2,603.1		2,933.7		7,550.4		8,290.6
Income before other expense or income		684.0		345.0		1,935.8		2,624.4
Other (expense) income, net		(319.3)		(726.6)		1,444.3		(1,100.6)
Operating income (loss)		364.7		(381.6)		3,380.1		1,523.8
Finance expense		(2,359.7)		(1,549.8)		(6,088.6)		(6,084.0)
Finance income		1,100.4		905.4		3,105.9		2,454.6
Finance expense, net		(1,259.3)		(644.4)		(2,982.7)		(3,629.4)
Share of income of associates and joint ventures, net		1,736.1		588.8		1,717.8		710.4
Income (loss) before income taxes		841.5		(437.2)		2,115.2		(1,395.2)
Income taxes		(171.0)		(869.0)		(627.8)		(687.6)
Net income (loss) from continuing operations		670.5		(1,306.2)		1,487.4		(2,082.8)
Income from discontinued operations, net		-		254.6		56.8		493.5
Net income (loss)	Ps.	670.5	Ps.	(1,051.6)	Ps.	1,544.2	Ps.	(1,589.3)

Net income (loss) attributable to:
Stockholders of the Company	Ps.	666.5	Ps.	(918.5)	Ps.	1,592.7	Ps.	(1,573.9)
Non-controlling interests		4.0		(133.1)		(48.5)		(15.4)
Net income (loss)	Ps.	670.5	Ps.	(1,051.6)	Ps.	1,544.2	Ps.	(1,589.3)

Basic earnings (loss) per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	0.25	Ps.	(0.42)	Ps.	0.57	Ps.	(0.74)
Discontinued operations		0.00		0.09		0.02		0.18
Total	Ps.	0.25	Ps.	(0.33)	Ps.	0.59	Ps.	(0.56)

(1) The Group’s condensed consolidated statements of income or loss for the three and nine months ended September 30, 2023, have been re-presented from those previously reported to present in those periods the income from discontinued operations of the businesses that were spun-off by the Group on January 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: October 24, 2024	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel